Lincoln National Corporation
150 N. Radnor-Chester Road
Radnor, PA  19087
phone 484-583-1430

April 29, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:	Lincoln National Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File Number 1-06028

Dear Mr. Rosenberg:

This letter is in response to the letter from the staff of the Division of Corporation Finance (the “Staff”), dated April 21, 2009, concerning Lincoln National Corporation’s (“LNC” or the “Company”) Form 10-K for the year ended December 31, 2008.  We are in the process of responding to your comments, but are requesting an additional ten business days to respond.  We are in process of completing our Form 10-Q for the quarter ended March 31, 2009 and may include additional disclosure in that filing to address some of the Staff’s comments.  In our response, we would expect to refer to those disclosures.  Thank you for your consideration of our request.

If you have any questions regarding this request, please feel free to call me at the above listed number.

Sincerely,
/s/ Douglas N. Miller
Douglas N. Miller
Vice President & Chief Accounting Officer

Cc: Frederick J. Crawford, Executive Vice President and Chief Financial Officer

Lincoln Financial Group is the marketing name for Lincoln National Corporation and its affiliates.